

March 7, 2018

William S. Selby
Managing Director
GAMCO Asset Management Inc.
One Corporate Center
Rye, New York 10580

> **Re:** **The E.W. Scripps Company**
> **PREC14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on February 28, 2018 by Mario J. Gabelli, et al.**
> **File No. 000-16914**

Dear Mr. Selby:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

General

1. Please provide the disclosure regarding the approximate date upon which the proxy statement and form of proxy will be delivered, as required under Item 1(b) of Schedule 14A as well as Rule 14a-6(d), in the proxy statement (as defined under Rule 14a-1) and distinguished from the cover letter to shareholders which – while filed under cover of Schedule 14A – is not a required disclosure under Rule 14a-101.

2. Please advise us when the participants anticipate distributing their proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

3. We noticed the disclosure on page three regarding the "Important Notice" with respect to the anticipated electronic availability of the proxy statement. Please advise us whether the participants will be relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

Quorum; Broker Non-Votes; Discretionary Voting, page 15

4. The disclosure indicates broker non-votes may exist. Under NYSE Rule 452, and the more recent interpretations thereof, all matters presented on the proxy card with respect to a contested proxy solicitation are not routine and accordingly, brokers may not exercise their discretionary authority to vote the shares they hold of record. By in effect defining what constitutes a broker non-vote in the last sentence of the disclosure in this paragraph, this disclosure creates ambiguity with respect to whether broker non-votes will or will not be counted as votes cast on any other proposal. Please revise to remove the implication that broker non-votes will exist at all, or advise. See also Item 21(b) of Schedule 14A.

Solicitation of Proxies, page 17

5. We note that proxies may be solicited by mail, in person, by telephone or other electronic means. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence, and any information posted on the Internet, must be filed under the cover of Schedule 14A. Refer to Rule 14a-12(b) and Rule 14a-6(b), (c) and (m). Please confirm for us the participants' understanding in a response letter or otherwise.

Incorporation by Reference, page 20

6. Refer to the second sentence under this heading that reads in pertinent part as follows: "This disclosure is expected to include, among other things, [ ], and other important information." Advise us, with a view toward revised disclosure, how the "clear reference" standard within Rule 14a-5(c) has been satisfied given the apparent non-exhaustive list of required disclosures that have been omitted from the participants' proxy statement.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joshua Shainess, Attorney-Advisor within the Office of Telecommunications, at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief, Office of Telecommunications, at (202) 551-3257, or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: David Goldman, Esq.
Elizabeth Gonzalez-Sussman, Esq.